UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Science 37 Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

808644207

(CUSIP Number)

Redmile Group, LLC

Attn: Jennifer Ciresi

One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129

Attention: Legal Department

(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 808644207

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No.: 808644207

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No.: 808644207

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.: 808644207

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on October 18, 2021, as amended that by amendment No. 1 to Schedule 13D filed with the SEC on June 16, 2022 and by amendment No. 2 to Schedule 13D filed with the SEC on January 31, 2024 (the “Prior Schedule 13D”), by Redmile Group, LLC (“Redmile”), Jeremy C. Green, Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P. relating to the shares of Common Stock, $0.0001 par value per share, (the “Issuer Shares”), of Science 37 Holdings, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment, the Prior Schedule 13D is unchanged.

ITEM 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 4:

Completion of the Tender Offer

On March 12, 2024, the Merger Sub consummated its tender offer to purchase all of the Issuer Shares pursuant to the terms of the Merger Agreement. In accordance with the Support Agreements, the Redmile Funds and Robert Faulkner tendered 100% of their Issuer Shares to the Merger Sub at the Effective Time in exchange for an aggregate purchase price based on the Offer Price, in cash, without interest thereon (but subject to applicable withholding). The Common Stock tendered by the Redmile Funds included (i) 362,629 shares of Common Stock held by RPI II, (ii) 23,369 shares of Common Stock held by RAF, L.P., (iii) 30,803 shares of Common Stock held by Redmile Strategic Master Fund, LP, and (iv) 573,611 shares of Common Stock held by RedCo II, for an aggregate amount of 990,412 Issuer Shares tendered.

In accordance with his Support Agreement, Robert Faulkner tendered Options to purchase 2,068 Issuer Shares to the Merger Sub. Pursuant to the Merger Agreement, at the Effective Time, each Option that was outstanding and unexercised immediately prior to the Effective Time, whether or not vested, with a per share exercise price that was equal to or greater than the Offer Price was cancelled with no consideration payable in respect thereof. The Options were granted to Mr. Faulkner in connection with his service as a member of the Board of Directors of the Issuer, which he held as a nominee on behalf, and for the sole benefit, of Redmile and its affiliates pursuant to the policies of Redmile.

In accordance with his Support Agreement, Robert Faulkner also tendered 2,049 shares of Common Stock and 24,742 unvested restricted stock units to the Merger Sub. Each restricted stock unit that was outstanding immediately prior to the Effective Time, whether vested or unvested, was automatically cancelled and converted into the right to receive an amount in cash equal to the product of (x) the Offer Price and (y) the number of Shares underlying such restricted stock units without interest and less any required withholding taxes. The restricted stock units were granted to Mr. Faulkner in connection with his service as a member of the Board of Directors of the Issuer, which he held as a nominee on behalf, and for the sole benefit, of Redmile and its affiliates pursuant to the policies of Redmile.

Pursuant to the terms of the Merger Agreement, and effective as of the Effective Time, immediately prior to the Effective Time, Robert Faulkner resigned as a director of the Company.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Following the Effective Time of the Merger, the Reporting Persons ceased to beneficially own any Issuer Shares.

(b)        Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

(c) The information in Item 4 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) The date on which each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities was March 12, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2024	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: March 13, 2024	/s/ Jeremy C. Green
JEREMY C. Green

Dated: March 13, 2024	Redmile Private Investments II, L.P.

By: Redmile PRIVATE Investments II (GP), LLC, its general partner

By: REDMILE GROUP, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: March 13, 2024

RedCO II MASTER FUND, L.P.

By: RedCo II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

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